UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Citizens Financial Services, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

174615104

(CUSIP Number)

December 8, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.174615104	Schedule 13G	Page 2 of 7

1	Names of Reporting Persons Siena Capital Partners I, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 0
12	Type of Reporting Person (See Instructions) PN

CUSIP No.174615104	Schedule 13G	Page 3 of 7

13	Names of Reporting Persons Siena Capital Partners Accredited, L.P.
14	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
15	SEC Use Only
16	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	17	Sole Voting Power 0
	18	Shared Voting Power 0
	19	Sole Dispositive Power 0
	20	Shared Dispositive Power 0
21	Aggregate Amount Beneficially Owned by Each Reporting Person 0
22	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
23	Percent of Class Represented by Amount in Row (9) 0
24	Type of Reporting Person (See Instructions) PN

CUSIP No.174615104	Schedule 13G	Page 4 of 7

25	Names of Reporting Persons Siena Capital Management, LLC
26	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
27	SEC Use Only
28	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	29	Sole Voting Power 0
	30	Shared Voting Power 0
	31	Sole Dispositive Power 0
	32	Shared Dispositive Power 0
33	Aggregate Amount Beneficially Owned by Each Reporting Person 0
34	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
35	Percent of Class Represented by Amount in Row (9) 0
36	Type of Reporting Person (See Instructions) OO

CUSIP No.174615104	Schedule 13G	Page 5 of 7

Explanatory Note: Due to a printer error, on December 8, 2015, a Schedule 13G (the “Original Filing”) was incorrectly filed by Siena Capital Partners I, L.P. (“Siena Capital Partners”), Siena Capital Partners Accredited, L.P. (“Siena Capital Partners Accredited”) and Siena Capital Management, LLC (“Siena Capital Management”) with Citizens Financial Services, Inc. as the Issuer. Siena Capital Partners, Siena Capital Partners Accredited and Siena Capital Management, LLC are collectively referred to herein as the “Reporting Persons”. The correct Issuer was Citizens First Corporation and a Schedule 13G by the Reporting Persons was filed with respect to Citizens First Corporation on that same date. This Amendment No. 1 (“Amendment No. 1”) amends and restates the Original Filing to correctly report that the Reporting Persons did not own any shares of Citizens Financial Services, Inc. on that date and still do not own any such shares.

Item 1(a)	Name of Issuer:

Citizens Financial Services, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

15 South Main Street
Mansfield, PA 16933

Item 2(a)	Name of Person Filing:

(i)	Siena Capital Partners I, L.P.
(ii)	Siena Capital Partners Accredited, L.P.
(ii)	Siena Capital Management, LLC

Item 2(b)	Address of Principal Business Office or, if none, Residence:

100 N. Riverside Plaza, Suite 1630
Chicago, Illinois 60606

Item 2(c)	Citizenship:

(i)	Siena Capital Partners I, L.P. is a Delaware limited partnership.
(ii)	Siena Capital Partners Accredited, L.P. is a Delaware limited partnership.
(ii)	Siena Capital Management, LLC is a Delaware limited liability company.

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

174615104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount beneficially owned: None

(b)	Percent of class: 0%

CUSIP No.174615104	Schedule 13G	Page 6 of 7

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒. As stated in the Explanatory Note, the Reporting Persons never owned any shares of the Issuer..

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.174615104	Schedule 13G	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2017

SIENA CAPITAL PARTNERS I, L.P.

By: Siena Capital Management, LLC, its General Partner

By:	/s/ Daniel Kanter
Name:	Daniel Kanter
Title:	President

SIENA CAPITAL PARTNERS ACCREDITED, L.P.

By: Siena Capital Management, LLC, its General Partner

By:	/s/ Daniel Kanter
Name:	Daniel Kanter
Title:	President

SIENA CAPITAL MANAGEMENT, LLC

By: Siena Capital Management, LLC, its General Partner

By:	/s/ Daniel Kanter
Name:	Daniel Kanter
Title:	President